SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

Mallinckrodt plc
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G5890A102
(CUSIP Number)

Jay Schoenfarber
c/o Hein Park Capital Management LP
888 Seventh Avenue, 41st Floor,
New York, NY 10019
 212-299-4785

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5890A102	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Hein Park Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 999,335
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 999,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,335
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. G5890A102	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON Hein Park Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 999,335
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 999,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,335
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. G5890A102	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON Courtney W. Carson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 999,335
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 999,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,335
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.     Security and the Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Mallinckrodt plc (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the Issuer’s principal executive offices is College Business & Technology, Cruiserath, Blanchardstown, Dublin 15, Ireland.

Item 2.     Identity and Background

(a)     This Schedule 13D is being jointly filed by each of the following persons:
(1)     Hein Park Capital Management LP (“Hein Park”)
(2)     Hein Park Capital Management GP LLC (“Hein Park GP”); and
(3)     Courtney W. Carson (“Carson”).

The foregoing persons are hereinafter sometimes referred to as the Reporting Persons.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party.  Hein Park serves as the investment manager of certain investment funds (collectively, the “Hein Park Funds”) that hold the Shares reported herein and in its capacity as investment manager of the Hein Park Funds, Hein Park has voting and dispositive power over the Shares held by the Hein Park Funds.  Hein Park GP serves as the general partner of, and in such capacity controls, Hein Park and Hein Park GP is managed and controlled by Carson.

(b)     The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 41st Floor, New York, NY 10019.

(c)     The principal business of Hein Park, Hein Park GP and Carson is to serve as an investment manager or adviser to various investment funds.

(d)     During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Hein Park is a limited partnership organized under the laws of the State of Delaware.  Hein Park GP is a limited liability company organized under the laws of the State of Delaware.  Carson is a United States citizen.

This Schedule 13D relates to the Shares held of record by the Hein Park Funds.

Item 3.     Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.  In addition, the Hein Park Funds expended approximately $8,451,875 of their working capital to acquire 220,000 of the Shares reported herein.

Item 4.     Purpose of Transaction.

779,335 of the Shares reported in this Schedule 13D were acquired by the Hein Park Funds in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its subsidiaries (together, the “Debtors”) in exchange for cash and claims, as described below.

On August 28, 2023, the Debtors voluntarily initiated proceedings (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware with a prepackaged chapter 11 plan (the “Plan”). On November 14, 2023 (the “Effective Date”), the Debtors emerged from the Chapter 11 Cases and the Issuer emerged from the Irish examinership proceedings.

On the Effective Date, all of the existing ordinary shares of the Issuer (including those shares beneficially owned by the Reporting Persons) and all rights attaching or relating thereto were cancelled and such equity interests were deemed to have no further force or effect. Additionally, on the Effective Date, shares of Common Stock were issued by the Issuer to holders of certain of its first lien debt and second lien debt, including the Reporting Persons.  As a result, the Reporting Persons received an aggregate of 779,335 shares of Common Stock.

The Reporting Persons subsequently acquired 220,000 shares of Common Stock in ordinary course in the over-the-counter market.

On the Effective Date, the Issuer adopted new articles of association (the “New Articles of Association”).  Among other things, the New Articles of Association provide that the First Designator (as defined therein) has the right to designate one director of the Company so long as such First Designator holds a certain minimum percentage of the nominal value of the issued ordinary shares of the Issuer (the “Minimum Percentage”).  Certain of the Reporting Persons subsequently entered into a side letter (the “Side Letter”) with the shareholder who was deemed to be the First Designator on the Effective Date (the “Initial First Designator”) which provides that to the extent the Reporting Persons were to become the First Designator under the terms of the New Articles of Association, the Reporting Persons would exercise such right in accordance with the direction of the Initial First Designator, for so long as the Initial First Designator holds the Minimum Percentage. The foregoing description of the Side Letter does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Side Letter, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

In addition, the New Articles of Association provide that an ad hoc crossover group steering committee, of which the Reporting Persons were a part, has the right to designate up to four (4) members out of up to ten (10) members of a nominating and selection committee, which committee may designate up to four (4) directors who qualify as “independent directors” under the listing requirements of the New York Stock Exchange, as set out in the New Articles of Association.  The Reporting Persons currently hold one seat on the nominating and selection committee.

The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ holdings in the Issuer.  Such discussions may include one or more of management, the board, other stockholders of the Issuer and other persons to discuss the Issuer’s business, strategies and other matters related to the Issuer.  These discussions may include reviewing options or making proposals for enhancing or maximizing shareholder value through various strategic alternatives, including changes to the capitalization, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer, or any strategic transaction or similar opportunities.

The Reporting Persons intend to review their respective holdings in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the holdings in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
(a)-(b)     The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 19,696,335 shares of Common Stock outstanding as of November 15, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on November 15, 2023.  By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person is for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
(c)     Except for the transactions described in Item 2 and Item 4 and the Shares disclosed on Schedule A hereto (all of which were affected in the over-the-counter market) there have been no transactions with respect to the Shares by any of the Reporting Persons or Hein Park Funds during the past sixty days.
(d)     The partners and members of the Hein Park Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of the Hein Park Funds in accordance with their ownership interests in the respective Hein Park Fund.  No individual partner or member of any Hein Park Fund has the right to receive or the power to direct the receipt of the dividends from, or the proceeds of the sale of, more than five percent of such Shares.
(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

On the Effective Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Hein Park Funds and certain other owners of Common Stock setting forth the terms by which the Issuer agreed to provide certain registration rights with respect to its securities issued  pursuant to the Plan.  The Registration Rights Agreement is filed hereto as Exhibit 2 and is incorporated herein by reference.  The arrangements contemplated by the Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act) among the parties to the Registration Rights Agreement.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third person with respect to the Common Stock.

Item 7.     Material to be filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated as of January 16, 2024, by and among the Reporting Persons.
2	Registration Rights Agreement, dated November 14, 2023 (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2023).
3	Side Letter Agreement, dated December 3, 2023, by and among certain of the Reporting Persons and the Initial First Designator.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2024	HEIN PARK CAPITAL MANAGEMENT LP

	By:	Hein Park Capital Management GP LLC, its General Partner

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Authorized Signatory

HEIN PARK CAPITAL MANAGEMENT GP LLC

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Authorized Signatory

/s/ Courtney W. Carson
COURTNEY W. CARSON

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased	Price per Share ($)
11/17/2023	25,000	39
11/17/2023	20,000	39
11/27/2023	50,000	38.625
12/5/2023	25,000	37.5
1/3/2024	50,000	38.3125
1/5/2024	50,000	38.25